UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: August 2022	Commission File Number: 001-40509

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

(Name of Registrant)

Wellesley House South, 2nd Floor

90 Pitts Bay Road

Pembroke, Bermuda HM08

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit	Description of Exhibit

99.1	Amended and Restated Administration Agreement, dated August 5, 2022, by and between Brookfield Asset Management Inc. and Brookfield Asset Management Reinsurance Partners Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

Date: August 11, 2022	By:	/s/ Thomas Corbett
Name: Thomas Corbett Title: Chief Financial Officer